Via Facsimile and U.S. Mail
Mail Stop 6010

June 12, 2007

Mr. Glenn M. Renwick
Director, President and Chief Executive Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield, OH 44143

     Re: The Progressive Corporation
             Form 10-K for Fiscal Year Ended December 31, 2006
             File No. 1-09518

Dear Mr. Renwick:

     We have completed our review of your Form 10-K and have no further comments at this time.

           Sincerely,

           Jim B. Rosenberg
           Senior Assistant Chief
           Accountant